U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 29, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)

Dear Mr. Esperon,

The purpose of this letter is to respond to verbal comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 20, 2021 and on October 21, 2021. The Staff’s comments were provided regarding the Trust’s initial registration statement filed on behalf of its series, the Cromwell Marketfield L/S Fund (the “Fund”) and the Trust’s letter dated October 6, 2021 submitted in response to the Staff’s written comments dated September 8, 2021. The Trust’s registration statement was filed under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 9, 2021 for the purpose of registering the Fund as a new series of the Trust. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.Staff Comment: Please remove footnote No. 2 following the Fees and Expenses table.

Response: The Trust responds by removing footnote No. 2 following the Fees and Expenses Table.

2.    Staff Comment: Please revise footnote No. 3 to state that expenses are being “restated” not “estimated.”

Response: The Trust responds by revising the footnote to read as follows:

Other Expenses are restated from the Predecessor Fund’s (as defined below) expenses based on contractual arrangements with the Fund’s current service providers.

Prospectus – Summary Section – Principal Investment Strategies

3.    Staff Comment: Please disclose that the Fund will primarily invest in common stocks and ETFs, but may also invest in other types of instruments.

Response: The Trust responds by revising the first sentence noted below of referenced paragraph under the principal investment strategies of the Fund:

To achieve the Fund’s investment objective, Marketfield Asset Management, LLC the investment sub-adviser (the “Sub-Adviser”) employs a long/short strategy and allocates the Fund’s assets by primarily investing in equity securities and exchange-traded funds (ETFs), while also investing in fixed-income securities and other investment companies in proportions consistent with the Sub-Adviser’s evaluation of their expected risks and returns. The Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 25% to 80% of its net assets. Under normal market conditions, the Fund’s long positions may range from approximately 60% to 95% of its net assets and its short positions may range from approximately 10% to 50% of its net assets.

4.    Staff Comment: Please explain in more detail how the investments in fixed-income securities described in this section will help the Fund achieve its investment objective.

Response: The Trust responds by adding the following paragraph after the second full paragraph under principal investment strategies:

The Adviser notes that fixed income securities could potentially provide a source of positive returns during an equity market correction. Additionally, they may provide a specific opportunity during periods that the market’s perception is changing rapidly, and provide superior risk adjusted return opportunities to equity exposure (e.g., the aftermath of the Financial Crisis in 2009 and the Euro crisis in 2012). During times of rapidly rising interest rates or widening credit spreads the implementation of short positions in fixed income may also generate positive returns. It should be noted that due to the lower historic volatility of fixed income compared to equities, the Adviser would typically take a larger position to generate a similar portfolio response.

5.    Staff Comment: In the newly added paragraph describing the Sub-Adviser’s long and short positions, please rewrite the phrase “which the market’s perceived risk appears to be higher than that of the Sub-Adviser’s research” so that it reads in plain English.

Response: The Trust responds by replacing the language, with the underlined language noted below in the third paragraph:

The Sub-Adviser utilizes its own macro-economic and technical market research to construct the Fund’s portfolio. Generally, long positions are increased during periods in which the Sub-Adviser’s research shows a likelihood of future growth in selected securities, and reduced when the opposite is true. Short positions are utilized both as hedges and to capture specific risks either in the broad equity market or specific portions of the market. The Sub-Adviser generally uses a combination of common stocks and ETFs to generate exposure, with the latter being used to efficiently capture broader exposure either at the sector or geographic (country) level. The Sub-Adviser analyzes the market to determine when allocations to fixed-income securities are appropriate.

6.    Staff Comment: If foreign government bonds are a principal strategy for the Fund, please make that clear and include principal risk disclosure regarding such instruments.

Response: The Trust adding the following risk disclosure to Item 4 and Item 9 of the Fund’s prospectus, respectively:

Item 4 Disclosure
Sovereign Debt Obligations Risk:
Investments in debt obligations of sovereign governments may lose value due to the government entity’s unwillingness or inability to repay principal and interest when due in accordance with the terms of the debt or otherwise in a timely manner. Sovereign governments may default on their debt obligations for a number of reasons, including social, political, economic and diplomatic changes in countries issuing sovereign debt. The Fund may have limited (or no) recourse in the event of a default because bankruptcy, moratorium and other similar laws applicable to issuers of sovereign debt obligations may be substantially different from those applicable to private issuers, and any recourse may be subject to the political climate in the relevant country. In addition, foreign governmental entities may enjoy various levels of sovereign immunity, and it may be difficult or impossible to bring a legal action against a foreign governmental entity or to enforce a judgment against such an entity. Holders of certain foreign government debt securities may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers. There can be no assurance that the foreign government debt securities in which the Fund may invest will not be subject to similar restructuring arrangements or to requests for new credit, which may adversely affect the Fund’s holdings.

Item 9 Disclosure
Sovereign Debt Obligations Risk
Investments in countries’ government debt obligations involve special risks. Certain countries have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. The issuer or governmental authority that controls the repayment of a country’s debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of such debt. A debtor’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation and, in the case of a government debtor, the extent of its foreign currency reserves or its inability to sufficiently manage fluctuations in relative currency valuations, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the government debtor’s policy towards principal international lenders such as the International Monetary Fund and the political and social constraints to which a government debtor may be subject. Government debtors may default on their debt and also may be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a debtor’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations.

Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the government debtor, which may further impair such debtor’s ability or willingness to service its debts on a timely basis.

As a result of the foregoing, a government obligor may default on its obligations. If such an event occurs, a Fund may have limited (or no) legal recourse against the issuer and/or guarantor. Remedies must, in some cases, be pursued in the courts of the defaulting party itself, and the ability of the holder of foreign government debt securities to obtain recourse may be subject to the political climate in the relevant country. In addition, no assurance can be given that the holders of more senior fixed income securities, such as commercial bank debt, will not contest payments to the holders of other foreign government debt securities in the event of default under their commercial bank loan agreements. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part. In addition, foreign governmental entities may enjoy various levels of sovereign immunity, and it may be difficult or impossible to bring a legal action against a foreign governmental entity or to enforce a judgment against such an entity.

Government obligors in emerging market countries are among the world’s largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. The issuers of the government debt securities in which a Fund may invest have in the past experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements, and obtaining new credit to finance interest payments. Holders of certain foreign government debt securities may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers. There can be no assurance that the foreign government debt securities in which a Fund may invest will not be subject to similar restructuring arrangements or to requests for new credit, which may adversely affect a Fund’s holdings. Furthermore, certain participants in the secondary market for such debt may be directly involved in negotiating the terms of these arrangements and may therefore have access to information not available to other market participants.

7.    Staff Comment: Please further revise the disclosure regarding the Fund’s use of derivative instruments listed in the sixth paragraph (e.g., hedging, speculation). The proposed sentence may need to be broken into two distinct concepts. Further specify the purposes that the derivatives are being used.

Response: The Trust responds by clarifying in the disclosure that the engagement in derivative instruments is for hedging purposes. The Fund has consolidated its derivatives disclosure as follows:

“The Fund will engage in short sales of securities or other derivative type transactions for hedging purposes to profit from an anticipated decline in the price of the securities sold short. The Fund may also enter into options, forward contracts, forward foreign currency contracts for reasons other than bona fide hedging purposes, including futures contracts and swap agreements.

In addition, the Fund may invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities and may invest up to 30% of its net assets in interest rate, credit default, index, equity (including total return), and currency exchange rate swap agreements. The Fund may use derivatives either when they offer more attractive risk/rewards than an outright “long” or “short” position. This typically is the case with single name equity securities, ETFs or index options. The Fund may also use derivatives if the instrument is generally only traded in a derivative format, such as certificates of deposit or foreign exchanges. The Sub-Adviser shall manage the Fund so that the Fund will not be deemed to be a “commodity pool” under the Commodity Exchange Act.”

Prospectus – Summary Section – Principal Risks

8.    Staff Comment: Please ensure that the changes made in response to the original comment number 19 are also incorporated into Item 4 of the Prospectus.

Response: The Trust responds by making the corresponding changes made to the Item 9 disclosure to the Other Investment Companies Risk within Item 4 as shown by the underlined text below.

Other Investment Companies Risk. The risks of owning another investment company are generally similar to the risks of investment directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. The Fund will pay a proportional share of the fees and expenses of the underlying funds in which it invests, which are in addition to the direct expenses of the Fund’s own operations, and as a result, shareholders will be subject to two layers of fees with respect to investments in the Fund. The Fund will pay a proportional share of the fees and expenses of the underlying funds in which it invests, which are in addition to the direct expenses of the Fund’s own operations, and as a result, shareholders will be subject to two layers of fees with respect to investments in the Fund.”

Prospectus – Summary Section – Performance

9.    Staff Comment: With respect to the disclosure Performance paragraphs, please:
a.Clarify whether any returns were adjusted;
b.Correct the date reference to 2012;
c.Confirm the accuracy of the disclosure regarding the predecessor fund’s classes;
d.Confirm the name of the sub-adviser and predecessor entity;
e.Consider reorganizing the disclosure to relay the Fund’s reorganization history first and then providing a table mapping out the class evolution;
f.Remove any duplicated disclosure.

Response: The Trust responds by making the changes as suggested. The Trust also confirms that the adjusted performance is not higher than actual historical performance. The proposed revised disclosure is as follows:

Performance
The bar chart demonstrates the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The Average Annual Total Returns table also demonstrates these risks by showing how the Fund’s average annual returns for the one year, five year, ten year and since inception periods compare with those of a broad measure of market performance. Performance data for the classes varies based on differences in their fee and expense structures.

Fund History
During the past 10 years, the Fund was a series of different registered investment companies. The Fund, first named the Marketfield Fund launched on July 31, 2007 as a series of Trust for Professional Managers (“TPM”). The Fund reorganized into the MainStay Marketfield Fund as a series of Mainstay Funds Trust (“Mainstay”) on October 5, 2012. On April 8, 2016, the Fund reorganized back into the Marketfield Fund (the “Predecessor Fund”) as part of TPM where it remained until January 21, 2022, when it became a series of the Trust. The Fund has adopted the Financial Statements of the Predecessor Fund.

Historical Class Mapping

Predecessor Trust	TPM	Mainstay	TPM	TFS (Current Trust)
Predecessor Fund	Marketfield Fund	MainStay Marketfield Fund	Marketfield Fund	Cromwell Marketfield L/S Fund
Years	2007-2012	2012-2016	2016-2022	2022 -
Class Track	Single Class à	Class I à	Class I à	Institutional Class
	N/A	Class A à	Class A à	Investor Class
	N/A	Class C à	Class C à	Class C

Performance figures for Investor Class shares are those of the former Class A shares, unadjusted. The former Class A shares and Class C shares, first offered on October 5, 2012, include the historical performance of Institutional Class shares (formerly Class I shares) through October 4, 2012 and were adjusted to reflect differences in fees and expenses. Unadjusted, the performance for the newer classes would likely have been different because of differences in certain fees and expenses attributable to each share class.

The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.thecromwellfunds.com or by calling the Fund at 1-[XXX-XXX-XXXX] (toll free).

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

10.    Staff Comment: Please ensure that the changes made in response to the original comment number 23 are also incorporated into Item 9 of the Prospectus to expand upon the Sub-Adviser’s long/short strategy.

Response: The Trust responds by expanding the Principal Investment Strategies under Item 9 as shown in the Appendix to this letter.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks

11.    Staff Comment: We note the inclusion of the risk factors captioned Growth Stocks Risk, Real Estate Investment Trusts (“REITs”) Risk, and Value Stocks Risk. Please confirm whether such investments are principal strategies for the Fund and if so, please add related strategy disclosure.

Response: The Trust responds by confirming that the Fund currently has exposure to growth stocks, value stocks and REITs, all of which are principal strategies for the Fund. Accordingly, the Trust has added the following sentence to the principal investment strategy section to correlate to the relevant risk disclosure:

“The Sub-Adviser may select growth stocks or value stocks and may choose to invest in real estate investment trusts (REITs) as it deems appropriate.”

Prospectus – Distribution of Fund Shares

12.    Staff Comment: Please move the “Distribution and Shareholder Service (12b-1) Plan” located in the current section of the Prospectus into the “Choosing a Share Class” section of the Prospectus.

Response: The Trust responds by confirming that it has moved the Distribution and Shareholder Service (12b-1) Plan language from the current section of the Prospectus to the “Choosing a Share Class” section of the Prospectus.

Statement of Additional Information – Investment Restrictions – Fundamental Investment Restrictions

13.    Staff Comment: With respect to the paragraph at the end of the listing of Fundamental and Non-Fundamental Investment Restrictions, please revise the Trust response to disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Response: The Trust responds by revising Investment Restriction Number 3 and the proposed disclosure at the end of the list of restrictions as follows:

Restriction No. 3
Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry or group of industries (other than (i) ~~securities of other investment companies; (ii)~~ securities issued or guaranteed as to principal and/or interest by the U.S. Government, its agencies or instrumentalities; or (ii) repurchase agreements collateralized by the instruments described in clause (i).

Disclosure after the list of Investment Restrictions
In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.

Organizational Documents

14. Staff Comment: With respect to the provisions in the Trust’s Agreement and Declaration of Trust addressing derivative actions in Article VIII, Section 2:

a.Please disclose in an appropriate place in the Prospectus the provisions applicable to the bringing of derivatives actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.
Response a: The Trust responds by further revising the proposed disclosure regarding Derivative Actions so that it further tracks the Trust’s Amended and Restated Declaration of Trust. As requested, the proposed language shown below has been added to the Prospectus, on the page before the Financial Highlights section.
Derivative Actions

Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the complaining shareholder was a shareholder of the Trust or the affected series or class, as applicable, at the time of the action; (ii) the shareholder was a shareholder of the Trust or the affected series or class, as applicable, as of the time the demand; (iii) prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected series or class, as applicable, to file the action itself. The Declaration of Trust details information, certifications, undertakings, and acknowledgments that must be included in the demand. The Declaration of Trust also requires that, in order to bring a derivative action, the complaining shareholders must be joined in the action by shareholders representing no less than a majority of the then outstanding shares of the affected series or class to which such action relates if it does not relate to all series and classes. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least a majority of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws.

Accounting Comments

15. Staff Comment: Please supplementally confirm that the right of recapture of previously waived and/or reimbursed fees and expenses, as disclosed on page 1 of the prospectus in footnote 2 to the fee table, will be a right of recapture for the Sub-Adviser (the party that waived the fees). Please also note in Item 10 of the Prospectus, that the right of recoupment will continue and the Board of Trustees has determined that this recoupment is appropriate.

Response: The Trust responds by stating supplementally that under the Agreement and Plan of Reorganization where all liabilities of the Target Fund are being assumed by the Acquiring Fund, such liability will still be eligible for recoupment by the Sub-Adviser (Marketfield), for the benefit of the Sub-Adviser (Marketfield), for the appropriate rolling 36-month period (i.e., the Reorganization does not commence a new three-year recoupment period.) Accordingly, the Trust has added the following underlined disclosure to all relevant locations within the Prospectus:

Fund Expenses
The Fund is responsible for its own operating expenses. Pursuant to an operating expense limitation agreement, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.81%, 2.56% and 1.56% of the Fund’s average daily net assets for Investor Class shares, Class C shares and Institutional Class shares, respectively, through at least [Exp. Date, 2023]. The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”). The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment. Notwithstanding the foregoing, to the extent the Sub-Adviser waived fees or paid expenses for the predecessor Fund, the Board has determined it feasible and pursuant to the Agreement and

Plan of Reorganization, the Sub-Adviser may recoup any such fees and expenses for up to 36 months from the date such fees and expenses were waived or paid on behalf of the predecessor Fund prior to the Reorganization.

General Comments

16. Staff Comment: Please confirm supplementally that the Fund will not commence operations until the Reorganization has been completed.

Response: The Trust responds supplementally that the Fund will not commence operations until the Reorganization is complete.

* * * * * *
If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

Appendix to Response #10
Principal Investment Structure
The Fund seeks capital appreciation while trying to achieve volatility generally lower than that of the broad equity market. Correlation between the Fund and the broad equity market may vary considerably over the course of time.

To achieve the Fund’s investment objective, Marketfield Asset Management, LLC the investment sub-adviser (the “Sub-Adviser”) employs a long/short strategy and allocates the Fund’s assets by primarily investing in equity securities and exchange-traded funds (ETFs), while also investing in fixed-income securities and other investment companies in proportions consistent with the Sub-Adviser’s evaluation of their expected risks and returns. The Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 25% to 80% of its net assets. Under normal market conditions, the Fund’s long positions may range from approximately 60% to 95% of its net assets and its short positions may range from approximately 10% to 50% of its net assets.

The Sub-Adviser utilizes its own macro-economic and technical market research to construct the Fund’s portfolio. Generally, long positions are increased during periods in which the Sub-Adviser’s research shows a likelihood of future growth in selected securities, and reduced when the opposite is true. Short positions are utilized both as hedges and to capture specific risks either in the broad equity market or specific portions of the market. The Sub-Adviser generally uses a combination of common stocks and ETFs to generate exposure, with the latter being used to efficiently capture broader exposure either at the sector or geographic (country) level. The Sub-Adviser analyzes the market to determine when allocations to fixed-income securities are appropriate.

The Sub-Adviser, in general, constructs the Fund’s portfolio from a top-down perspective based on market conditions uncovered in its research. The portfolio’s allocation to any asset class will differ over time and combination of market condition.

The Fund’s equity securities investments may include common and preferred stocks of United States companies of any size. The Fund may take long and short positions in equity securities of foreign companies of any size, including securities issued by corporations located in developing or emerging markets. The amount of Fund assets invested in foreign securities may vary based on market conditions. However, under normal market conditions, the Sub-Adviser expects the Fund may invest up to 50% of the Fund’s net assets in foreign securities, including securities of issuers located in emerging markets. The Sub-Adviser determines the countries considered to be emerging market countries by taking into consideration factors such as the development of a country’s financial and capital markets, inclusion of a country in an index representative of emerging markets, and country classifications used by the World Bank, International Monetary Fund or United Nations. The Fund’s investments in foreign securities may include, but are not limited to, American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”). The Fund’s investments in other investment companies, including ETFs, and derivative type transactions will be considered “foreign” if the underlying assets represented by the investment are determined to have exposure to foreign securities, including emerging market securities.

The Fund will engage in short sales of securities or other derivative type transactions (specifically options, forward contracts, forward foreign currency contracts entered into for other than bona fide hedging purposes, futures contracts and swap agreements) to profit from an anticipated decline in the price of the securities sold short.

In addition, the Fund may invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities and may invest up to 30% of its net assets in interest rate, credit default, index, equity (including total return), and currency exchange rate swap agreements. The Sub-Adviser shall manage the Fund so that the Fund will not be deemed to be a “commodity pool” under the Commodity Exchange Act.

Appendix to Response #10
Under normal market conditions, the Fund’s investments in fixed-income securities which may be of any maturation or duration, consist of investment grade corporate bonds and debentures, mortgage-backed and asset-backed securities, United States Treasury obligations, municipal securities, obligations issued by the U.S. Government and its agencies or instrumentalities and convertible securities. The Fund may also invest in fixed income securities of foreign issuers and governments (including issuers in emerging markets). The Fund may invest up to 30% of its net assets in fixed-income securities that are below investment grade. Below investment grade securities are generally securities that receive low ratings from independent rating agencies, such as securities rated lower than BBB- by Standard & Poor’s Ratings Services (“S&P”) and Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), or if unrated, are determined to be of equivalent quality by the Sub-Adviser. If independent rating agencies assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. These investments may include securities of varying maturities, durations and ratings, including securities that have been rated below investment grade by an independent rating agency, commonly referred to as “junk bonds” or “high yield bonds.” Securities that are rated below investment grade by an independent rating agency are commonly referred to as “high yield debt” or “junk bonds.”

When reviewing investment opportunities for the Fund, the Sub-Adviser considers various factors, including macroeconomic conditions, corporate earnings at a macroeconomic level, anticipated inflation and interest rates, consumer risk and its perception of the outlook of the capital markets as a whole. A macroeconomic strategy focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers. The Sub-Adviser may allocate the Fund’s investments between equity and fixed-income securities at its discretion, without limitation.

Security selection for the Fund is driven by the Sub-Adviser’s top-down analysis of economic issues, the Sub-Adviser’s perception of investor sentiment and investment flows. Once the Sub-Adviser has identified a theme that is expected to either benefit or disadvantage a specific sector or country, it seeks to implement an investment strategy that is appropriate for the Fund. In some cases, the Sub-Adviser may utilize a sector- or country-specific ETF that offers exposure to a broad range of securities. In other situations, the Sub-Adviser may select a single issue that is perceived by the Sub-Adviser to be particularly germane to a specific concern or a small group of issues with characteristics that match the goal of creating portfolio exposure to a macroeconomic theme. The Sub-Adviser may select growth stocks or value stocks and may choose to invest in real estate investment trusts (REITs) as it deems appropriate.

The Sub-Adviser may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund or when the security is deemed less attractive relative to another security on a return/risk basis. The Sub-Adviser may also sell or reduce a position in a security if it sees the investment theme failing to materialize.

Investments in Equity Securities. The Fund may take both long and short positions in equity securities, including common and preferred stock of U.S. and foreign companies (including issuers located in emerging markets), convertible securities, depositary receipts, warrants, rights and derivatives that are linked to equity securities. The Fund is generally not constrained among the types of equity securities in which it may invest. The Fund may invest in equity securities of companies with market capitalizations of any size. In addition to direct investments in equity securities and other equity-linked instruments, the Fund may invest in shares of other investment companies, including ETFs, that invest in equity securities and other equity-linked instruments.

Investments in Fixed-Income Securities. The Fund may invest in fixed-income securities of U.S. and foreign issuers (including issuers located in emerging markets), and derivatives that are linked to fixed-income securities. “Fixed-income securities” in which the Fund may invest include, but are not limited to, corporate bonds, convertible bonds, debt securities and other fixed-income instruments issued by various U.S. and non-U.S.

Appendix to Response #10
governments (including their agencies or instrumentalities), municipal securities, partnership securities, commercial and residential mortgage-backed securities, asset backed securities, and when issued securities. These investments may include securities of varying maturities, durations and ratings, including securities that have been rated below investment grade by an independent rating agency, commonly referred to as “junk bonds” or “high yield bonds.” Fixed-income securities may also be secured or unsecured, or have various rankings (such as senior or subordinate) to other debt securities of the same issuer. In addition to direct investments in fixed-income securities and other instruments that are linked to fixed-income securities, the Fund may invest in shares of other investment companies that invest in fixed-income securities and other instruments that are linked to fixed-income securities, including shares of ETFs.

Investments in Derivatives. The Fund may invest in derivatives for hedging purposes, to maintain liquidity or to seek total return. Derivatives have a return tied to a formula based upon an interest rate, index, price of a security or other measurement. Derivatives include options, futures contracts, forward foreign currency contracts, swaps and related products.

Options. An option is a contract in which the “holder” (the buyer) pays a certain amount (“premium”) to the “writer” (the seller) to obtain the right, but not the obligation, to buy from the writer (in a “call”) or sell to the writer (in a “put”) a specific asset at an agreed upon price at or before a certain time. The holder pays the premium at inception and has no further financial obligation. The holder of an option-based derivative generally will benefit from favorable movements in the price of the underlying asset but is not exposed to corresponding losses due to adverse movements in the value of the underlying asset. The writer of an option-based derivative generally will receive fees or premiums but generally is exposed to losses due to changes in the value of the underlying asset. The Fund’s investments in options may include the loss of the entire premium and the value of the underlying asset.

Futures. A futures contract provides for the future sale by one party and purchase by another party of a specified amount of a specific financial instrument, index, security or commodity for a specified price at a designated date, time and place. An index futures contract is an agreement pursuant to which the parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index futures contract was originally written. Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. A futures contract may be satisfied by delivery or purchase, as the case may be, of the instrument, security or commodity or by payment of the change in the cash value of the index. More commonly, futures contracts are closed out prior to delivery by entering into an offsetting transaction in a matching futures contract. If the offsetting purchase price is less than the original sale price, the Fund realizes a gain; if it is more, the Fund realizes a loss. Conversely, if the offsetting sale price is more than the original purchase price, the Fund realizes a gain; if it is less, the Fund realizes a loss. The transaction costs must also be included in these calculations. There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time.

Forward Foreign Currency Contracts. A forward foreign currency contract is an agreement to purchase or sell a specific currency at a specified future date and price agreed to by the parties at the time of entering into the contract. The Fund may enter into forward foreign currency exchange contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. To the extent that it does so, the Fund will be subject to the additional risk that the relative value of currencies will be different than anticipated by the Sub-Adviser. The use of currency transactions can result in the Fund incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements, or the inability to deliver or receive a specified currency.

Appendix to Response #10
Swaps. Swap agreements typically are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to several years. Cleared swaps are transacted through futures commission merchants that are members of central clearinghouses with the clearinghouse serving as a central counterparty. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount” (i.e., the change in the value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index). The swaps market was largely unregulated prior to the enactment of the Dodd-Frank Act. Pursuant to rules promulgated under the Dodd-Frank Act, central clearing of swap agreements is currently required for certain market participants trading certain instruments, and central clearing for additional instruments is expected to be implemented by regulators until the majority of the swaps market is ultimately subject to central clearing.

Credit Default Swaps. A credit default swap is a contract between a buyer and a seller of protection against a predefined credit event (e.g., a ratings downgrade or default) on an underlying reference obligation, which may be a single debt instrument or baskets or indices of securities. Credit default swaps are used as a means of “buying” credit protection (i.e., attempting to mitigate the risk of default or credit quality deterioration in some portion of the Fund’s holdings) or “selling” credit protection (i.e., attempting to gain exposure to an underlying issuer’s credit quality characteristics without directly investing in that issuer). The Fund may be a buyer or seller of a credit default swap. Where the Fund is a seller of credit protection, it adds leverage to its portfolio because the Fund is subject to investment exposure on the notional amount of the swap which would be offset to the extent of its uncommitted cash or cash equivalents. The Fund will only sell credit protection with respect to securities in which it would be authorized to invest directly.

If the Fund is a buyer of a credit default swap and no credit event occurs, the Fund will lose its premium payment and recover nothing. However, if the Fund is a buyer and a credit event occurs, the Fund will receive the full notional amount, or “par value,” of the reference obligation in exchange for the reference obligation or a payment equal to the difference in value between the full notional amount, or “par value,” of the reference obligation and the market value of the reference obligation. As a seller, the Fund receives a fixed rate of income reflecting the buyer’s premium payments through the term of the contract (typically between six months and three years), provided that there is no credit event. If a credit event occurs, the Fund must pay the buyer the full notional amount, or “par value,” of the reference obligation in exchange for the reference obligation or the difference in value between the full notional amount, or “par value,” of the reference obligation and the market value of the reference obligation. Credit default swaps may involve greater risks than if the Fund had invested in the reference obligation directly. In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they may be difficult to value and may be more susceptible to liquidity and credit risk.

Currencies. The Fund may invest in securities denominated in U.S. dollars or foreign currencies (including those of issuers located in emerging markets). In addition, the Fund may purchase and sell foreign currencies in the spot market or by entering into forward foreign currency contracts, and may invest in currency futures contracts, and options on foreign currencies.

Commodity-Linked Markets Investments. The Fund may invest in commodity-linked instruments, including commodity-linked swaps, futures, options and options on futures, commodity-linked debt and other investment companies and ETFs that invest in commodity-linked instruments. The Fund’s investments in commodity-linked instruments represent underlying tangible assets such as oil, minerals, metals and agricultural products. In addition to investments in commodity-linked instruments, the Fund may invest in fixed income or equity securities of issuers that are engaged in a commodities-based industry (such as manufacturers of mining or agricultural equipment, producers of oil or other fossil fuels, or producers of forest products). The Sub-Adviser

Appendix to Response #10
shall manage the Fund so that the Fund will not be deemed to be a “commodity pool” under the Commodity Exchange Act.

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes, in response to adverse market, economic, political, or other conditions, up to 100% of the Fund’s total assets may be invested in high-quality, short-term debt securities and money market instruments. For longer periods of time, the Fund may hold a substantial cash position. These short-term debt securities and money market instruments include shares of corporate and government money market mutual funds and U.S. Government securities. Taking a temporary defensive position in cash or holding a large cash position for an extended period of time may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.